Mail Stop 3030

December 16, 2008

Mr. Derrick R. Meyer
President and Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place, P.O. Box 3453
Sunnyvale, California 94088-3453

> **Re:** **Advanced Micro Devices, Inc.**
> **Amendment to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 3, 2008**
> **File No. 1-07882**

Dear Mr. Meyer:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the disclosure to reflect the amendment to the master transaction agreement, dated as of December 5, 2008. We may have further comments.

2. We note your response to prior comment 1. We also note that shareholder approval for the securities issuance is a condition to closing under the master transaction agreement, as noted on page 6, and shareholders will not have an opportunity to vote separately on the related transactions. As such, the solicitation to approve the securities issuance is also a solicitation with respect to the transactions contemplated under the master transaction agreement which

cannot take place absent shareholder approval for the securities issuance. See Note A of Schedule 14A.

In addition, we note the disclosure describing the transactions that will be completed under the master transaction agreement on pages 7 and 24:

- Assets with a book value of approximately $4 billion out of AMD's approximately $9.8 billion in assets will be contributed to The Foundry Company;

- ATIC will contribute $1.4 billion in cash to The Foundry Company in exchange for securities of The Foundry Company and will pay $700 million in cash to AMD in exchange for the transfer by AMD of 700,000 Class B Preferred Shares to ATIC; and

- AMD will sell to WCH for approximately $314 million, 58 million shares of AMD common stock and warrants to purchase 30 million shares of AMD common stock at an exercise price of $.001 per share.

Given the significance of the transactions contemplated by the master transaction agreement, please include the requested pro forma financial information and historical financial statements of AMD in order to enhance the quality of disclosure, or provide a thorough analysis of why the registrant believes this information is not material for the exercise of prudent judgment by shareholders.

Our Purpose and Reasons for the Transactions, page 8

3.   We note your response to comment 3. Your basis for the first bullet appears inconsistent with your position that the financial statements will be consolidated. Please revise or advise.

Opinion of Our Financial Advisor, page 10

4.   Expand to address whether you intend to get an updated fairness opinion in view of the changes to the terms of the transaction, and if so, expand to discuss the revised fairness opinion.

Financial Impact on Us of the Master Transaction Agreement, Including Our Issuance of the Shares, the Warrants and the Warrant Shares to WCH, page 10

5.   We reference your response to our prior comment 6 in the letter dated November 18, 2008. In addition, we note the disclosure on page 8 that ATIC has committed to provide additional equity funding to The Foundry Company of at least $3.6 billion and up to $6 billion over the 5 years after closing. We also note your

disclosure that you will have the right, but not the obligation, to fund The Foundry Company in an amount pro-rata to your interest in the fully converted shares of The Foundry Company. Please provide your detailed analysis of how you concluded that you are the primary beneficiary of The Foundry Company as defined in FIN 46. Your analysis should address which party is obligated to absorb the majority of the expected losses or receive a majority of the expected residual returns of The Foundry Company and how this was determined You should also address the impact of the changes in ownership percentages, as discussed in the form 8-K filed December 8, 2008. In addition, tell us your direct or indirect ability to make decisions that significantly affect the results of the activities of The Foundry Company. Please refer to paragraphs 14 and 17 of FIN 46.

Form 10-Q for the quarterly period ended September 27, 2008

Condensed Consolidated Financial Statements

Note 10. Fair Value Measurements, page 14

6.   We reference your response to our prior comment 11 in the letter dated November 18, 2008. Please clarify each of the specific factors you considered in determining that your auction rate securities should be classified as short-term marketable securities and included in current assets. Your response should clearly indicate your basis in the accounting literature for classification as current assets. Please also tell us whether you have been informed of any plans for future redemptions of these securities. You should also clarify the reference to "other channels" through which you reasonably expect to sell the auction rate securities. Please tell us whether any of these channels exist or why you reasonably believe that these channels will be developed during the next 12 months.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

7.   We reference your response to our prior comment 15 in the letter dated November 18, 2008. Please clarify your basis in GAAP for including the $193 million from the sale of 200 millimeter equipment in cost of sales in the second quarter of 2008. In addition, tell us how your accounting treatment is consistent with the guidance in paragraphs 84, 85 and 87 of CON No. 6. Please clarify why you believe that paragraph 45 of SFAS 144 as referenced in your response supports this treatment since this literature only discusses recording a long-lived asset classified as held for sale in income from continuing operations.

Contractual Obligations, page 33

8.   We reference your response to our prior comment 16 in the letter dated November 18, 2008. Please provide your analysis of how you determined that the capped call meets the criteria of EITF 00-19 for classification as an equity transaction. In addition, tell us whether you have any future obligations related to the capped call.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Todd at (202) 551-3605 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3800 if you have any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (by Facsimile) Tad J. Freese, Esq.